UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes £ NoR

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) is a foreign private issuer, and therefore its officers and directors are not required to report insider transactions on Form 3s and Form 4s under Section 16 of the Securities Exchange Act of 1934.  However, to provide greater transparency to the market, the Board of Directors of the Company have determined to voluntarily report insider transactions in a Form 6-K. Such reporting will be done on a monthly basis for all insider transactions during the previous month.

On November 2, 2018, Mr. Dominique Pitteloud, a member of the Company's Board of Directors, purchased 10,000 of the Company’s American Depositary Shares (“ADSs”) on the open market at a weighted average price per ADS of $1.05.   Following this transaction, Mr. Pitteloud beneficially owns 70,000 of the Company’s ordinary shares, either directly or in the form of ADSs. This amount excludes any exercisable warrants.

Also on November 2, 2018, Mr. Yves Maitre, a member of the Company's Board of Directors, purchased a total of 40,000 of the Company’s American Depositary Shares (“ADSs”) on the open market at a weighted average price per ADS of $1.04.   Following this transaction, Mr. Maitre beneficially owns 101,363 of the Company’s ordinary shares, either directly or in the form of ADSs. This amount excludes any exercisable warrants.

On November 14, 2018, Mr. Nikhil Taluja, Vice President Worldwide Sales of the Company, purchased 21,819 of the Company’s American Depositary Shares (“ADSs”) on the open market at a weighted average price per ADS of $1.01. Following this transaction, Mr. Taluja beneficially owns 40,000 of the Company’s ordinary shares, either directly or in the form of ADSs. This amount excludes any exercisable stock options or unvested restricted shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date:December 6, 2018	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer